ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from
1 October to 3 November 2008

DATE	DETAILS
3 November 2008.	Voting Rights and Capital (transfer from Treasury and monthly update)

14 and 28 October 2008.	Voting Rights and Capital (transfer of shares out of Treasury)

8 October 2008.	Directors Interests — Share Incentive Plan — monthly update

1 October 2008.	Voting Rights and Capital (transfer from Treasury and NGplc monthly update)

During the period a ‘same day’ National Grid plc Form 6-k was sent as follows:

7 October: ‘National Grid Investor Day’.